September 9, 2025

Traviss Loong Kam Seng
Chief Executive Officer
BM Acquisition Corp.
Lot 680, Jalan Batu 1 1/2, Jalan Bangi
43500 Semenyih Selangor, Malaysia

        Re: BM Acquisition Corp.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed August 29, 2025
            File No. 333-288106
Dear Traviss Loong Kam Seng:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2025 letter.

Amendment No. 2 to Form S-1 filed August 29, 2025
Risk Factors
Risks Associated with Our Business and Securities
The financial and personal interests of our sponsor, officers and directors may influence their motivation...., page 47

1. We note the disclosure on page 48 that the sponsor can recoup its investment in its insider shares and private shares if the combined company's shares trade at or above
       $1.72 per share, or $1.54 per share if the over-allotment option is exercised in full.
       Please clarify how you determined these per share amounts.
 September 9, 2025
Page 2
Principal Shareholders, page 133

2. Your beneficial ownership table indicates that BM Global Capital and Traviss Loong
       Kam Seng will own 23.5% of the outstanding class A ordinary shares following the offering, and that insiders will own a total of 1,920,828 shares. These figures appear to be inconsistent with the disclosure on page 8. Please confirm the accuracy of the beneficial ownership table or revise the disclosure here and elsewhere, as appropriate.
Underwriting, page 177

3. We note the revised underwriters commission table which presents total underwriting commissions of $1,200,000 assuming no exercise of the over-allotment option, and
       $1,380,000 assuming full exercise. For clarity, please consider revising or supplementing this disclosure to indicate whether these amounts reflect only the upfront underwriting commission or also include the deferred portion. Exhibits

4. We note the assumption in Exhibit 5.2 that "the Warrants Agreement to be entered into in connection with the Warrants has been duly authorized, executed and delivered by the Warrants Agent and the Company, and is a valid, binding and enforceable agreement of each party thereto." It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion.
       Refer to Section II.B.3.a of Staff Legal Bulletin No. 19. Please remove this assumption as it relates to the Company or explain.
General

5. We note the disclosure that all but one share of the class B ordinary shares were converted into class A ordinary shares. Please revise to clarify how the anti-dilution adjustment in Section 14 of the third amended and restated memorandum and articles of association would apply to the one remaining share outstanding. To the extent the anti-dilution adjustment applies to the remaining class B ordinary share, please revise to clearly disclose under Items 1602(a)(3), 1602(b)(6) and 1603(a)(6) of Regulation S-
       K.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Debbie Klis, Esq.